Putnam Investments
100 Federal Street
Boston, MA 02110
April 3, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Jeffrey Long and Jaea Hahn

Re:	Comments on Registration Statement on Form N-14 (File No. 333-229831), filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2019 (the
“Registration Statement”), of Putnam Variable Trust (the “Registrant”) on behalf of its series Putnam VT Global Equity Fund (the “Surviving Fund”)

Dear Mr. Long and Ms. Hahn:

This letter responds to the comments that Mr. Long provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds (as defined below), and Yana D. Guss of Ropes & Gray LLP, counsel to the Funds, on March 6, 2019, and that Ms. Hahn provided telephonically to Ms. Robinson and Timothy Cormier of Ropes & Gray LLP on March 22, 2019, on behalf of the staff of the Commission (the “Commission Staff”) regarding the Registration Statement. The Registration Statement relates to the proposed merger of Putnam VT Global Utilities Fund (the “Acquired Fund”) with and into the Surviving Fund (the Acquired Fund and the Surviving Fund are collectively referred to as the “Funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response. The Registrant’s responses to the Commission Staff’s comments will be reflected in a filing pursuant to Rule 497 under the Securities Act of 1933, as amended, following the effective date of the Registration Statement.

General Comments

1. Comment: All information must be finalized with all brackets removed and all material information provided.

Response: The Registrant will provide all material information and remove all brackets.

2. Comment: In the section “A Message from the President and Chair,” please clarify that the management fee of the Surviving Fund after the proposed merger will be slightly higher than the management fee of the Acquired Fund, even though overall expenses are expected to decrease.

Response: The requested change will be made.

3. Comment: Please confirm supplementally whether recoupment is permitted under the terms of the Funds’ expense limitation agreements.

Response: The Registrant confirms that recoupment is not permitted under the terms of the Funds’ expense limitation agreements.

4. Comment: In the response to the question “Why is the merger being proposed?” in the “Questions and Answers Regarding the Proposed Merger” section, please clarify that the term of the Surviving Fund’s five basis point contractual management fee waiver only runs through April 30, 2020.

Response: The requested change will be made.

5. Comment: In response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please clarify that the management fee of the Surviving Fund following the proposed merger, after taking into account the five basis point contractual management fee waiver, will still be slightly higher than the management fee of the Acquired Fund, even though overall expenses are expected to decrease.

Response: The requested change will be made.

6. Comment: In response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please confirm supplementally (1) whether the Surviving Fund’s management fee waiver may only be terminated by the Board in advance of April 30, 2020 and (2) whether recoupment is permitted.

Response: The Registrant confirms that the Surviving Fund’s management fee waiver may only be terminated by the Board in advance of April 30, 2020 and that recoupment is not permitted.

7. Comment: In response to the question “How do the management fees and other expenses of the funds compare, and what are they estimated to be following the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please clarify whether non-recurring expenses relating to the proposed merger, which are not reflected in the projected total expense ratio of the combined Fund following the merger, include portfolio repositioning costs.

Response: The Registrant will add disclosure clarifying that non-recurring expenses relating to the proposed merger do not include portfolio repositioning costs.

8. Comment: In response to the question “How does the investment performance of the funds compare?” in the “Questions and Answers Regarding the Proposed Merger” section, please confirm whether the Surviving Fund’s current portfolio management team will continue to manage the Surviving Fund following the proposed merger.

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Response: The Registrant confirms that the Surviving Fund’s current portfolio management team will continue to manage the Surviving Fund following the proposed merger. The Registrant will edit the applicable disclosure to clarify this point and to reflect the current composition of the Surviving Fund’s portfolio management team.

9. Comment: Please confirm supplementally that the disclosure in response to the question “Will my dividends be affected by the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section, stating that the Acquired Fund’s dividends are not expected to change materially as a result of the merger, is accurate.

Response: The Registrant confirms that above-referenced disclosure is accurate.

10. Comment: In response to the question “What are the costs associated with the merger?” in the “Questions and Answers Regarding the Proposed Merger” section, please consider including the estimated merger costs in tabular format.

Response: The requested change will be made.

11. Comment: Under the heading “What are the principal risks of Putnam VT Global Equity Fund, and how do they compare with those of Putnam VT Global Utilities Fund?” in the “Risk Factors” section, please compare the risk/return profiles of the Funds.

Response: The Registrant notes that information regarding the comparability of the Funds’ risks is already included in the above-referenced section. The Registrant will add the following disclosure in the response to the question “How do the investment goals, strategies, policies and restrictions of the two funds compare?” in the “Questions and Answers Regarding the Proposed Merger” section: “Putnam VT Global Utilities Fund and Putnam VT Global Equity Fund have similar risk/return profiles, however, Putnam VT Global Utilities Fund concentrates in securities of companies worldwide in the utilities industries, while Putnam VT Global Equity Fund does not concentrate in any one industry. Putnam VT Global Utilities Fund is a non-diversified fund under the 1940 Act, while Putnam VT Global Equity Fund is a diversified fund under the 1940 Act. For a more detailed comparison of the risks of investing in each fund, please see ‘Part II -- Risk Factors.’”

12. Comment: Under the heading “What the funds’ principal investment strategies and related risks?” in the “Risk Factors” section, please consider adding a discussion or tabular comparison indicating which of the risks in this section are applicable to each Fund.

Response: The requested change will be made by adding a table indicating which risks disclosed in the above-referenced section are applicable to each Fund.

13. Comment: Under the heading “Derivatives” in the sub-section “What are the funds’ principal investment strategies and related risks” within the “Risk Factors” section, please specify which derivatives are principal investments of the Acquired Fund and Surviving Fund.

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Response: The Registrant believes that the discussion of derivatives in the Registration Statement is appropriately tailored to describe the types of derivatives that Putnam Management may employ as a principal investment for the Surviving Fund. For example, the Registration Statement states, in part, that “[Each] fund may also use derivatives, such as futures, options, certain foreign currency transactions, warrants and swap contracts, for both hedging and non-hedging purposes… .”

14. Comment: Please supplementally confirm whether all material adverse factors with respect to the proposed merger were considered by the Board.

Response: The Registrant believes that the description of the Trustees’ considerations under the heading “Trustees’ Considerations Relating to the Proposed Merger” satisfies the disclosure requirements of Item 4(a)(3) of Form N-14, which requires that the registrant “[o]utline the material features of the proposed transaction, including… [t]he reasons the registrant and the company being acquired are proposing the transaction.”

15. Comment: Under the heading “Agreement and Plan of Reorganization” in the “Information about the Proposed Merger” section, please remove the language that states “The following discussion of the Plan is qualified in its entirety by the full text of the Plan,” since the summary of the plan should be accurate without reference to the appendix.

Response: The requested deletion will be made. The Registrant has revised the text to read: “The following discussion of the Agreement is a summary provided for your reference only. Please read the Agreement in its entirety in Appendix A.”

Accounting Comments

1. Comment: Please supplementally confirm that each Fund is in compliance with its stated policy to invest at least 40% of its net assets in securities of foreign companies (or, if less, at least the percentage of net assets that is 10% less than the percentage of the fund’s benchmark represented by foreign companies).

Response: The Registrant confirms that each of the Surviving Fund and Acquired Fund is in compliance with its policy referenced above. The Registration Statement describes the methodology Putnam Management uses to determine whether a company is “foreign” for purposes of these tests. Putnam Management confirms that each Fund’s investments are in compliance with the test set forth in the Registration Statement.

2. Comment: Please confirm and include disclosure stating that the interests of shareholders will not be diluted as a result of the proposed merger.

Response: The Registrant confirms that the interests of shareholders will not be diluted as a result of the proposed merger. The following language is now included in the response to the question “What will happen to my shares of Putnam VT Global Utilities Fund as a result of the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section: “The interests of existing shareholders of each fund will not be diluted by the proposed merger.”

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3. Comment: Please confirm that the figures in the “Annual Fund Operating Expenses” table in the “Information about the Proposed Merger—Fees and Expenses” section are current.

Response: The Registrant confirms that the figures in the “Annual Fund Operating Expenses” table in the “Information about the Proposed Merger—Fees and Expenses” section are current.

4. Comment: Please disclose what percentage of the Acquired Fund’s securities will be sold prior to the proposed merger. Additionally, please disclose in Section I (“Questions and Answers Regarding the Proposed Merger”) whether the Acquired Fund expects to recognize any capital gains or incur brokerage costs in connection with such sales prior to the merger.

Response: The requested information (other than a discussion of the expectations regarding capital gains) will be added in the response to the question “What are the federal income tax consequences of the proposed merger?” in the “Questions and Answers Regarding the Proposed Merger” section. We respectfully decline to include a discussion of the Acquired Fund’s expectations regarding the recognition of capital gains in connection with sales of securities prior to the merger. Shares of the Acquired Fund generally may only be held by insurance company separate accounts, which are generally indifferent to the realization and distribution of capital gains. Similarly, holders of the variable annuity and variable life insurance contracts to which the insurance company separate accounts relate are not taxed currently on income or gains realized by the Acquired Fund. As such, we do not think a discussion of the Acquired Fund’s expectations regarding capital gains is necessary.

5. Comment: Please discuss whether the Acquired Fund expects to recognize any capital gains or incur brokerage costs in connection with the sale of the Acquired Fund’s securities prior to the proposed merger in the “PRO FORMA FINANCIAL INFORMATION – Narrative Description of the Pro Forma Effects of the Reorganization” section of Part B of the Registration Statement.

Response: The requested discussion (other than a discussion of the expectations regarding capital gains) will be included in the “PRO FORMA FINANCIAL INFORMATION – Narrative Description of the Pro Forma Effects of the Reorganization” section of Part B. We respectfully decline to include a discussion of the Acquired Fund’s expectations regarding the recognition of capital gains in connection with sales of securities prior to the merger. Shares of the Acquired Fund generally may only be held by insurance company separate accounts, which are generally indifferent to the realization and distribution of capital gains. Similarly, holders of the variable annuity and variable life insurance contracts to which the insurance company separate accounts relate are not taxed currently on income or gains realized by the Acquired Fund. As such, we do not think a discussion of the Acquired Fund’s expectations regarding capital gains is necessary.

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I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Timothy F. Cormier, Esq., Ropes & Gray LLP

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